Exhibit 99.1

Press Release

Company Contact:

David Faulkner

Cimetrix Incorporated

Phone: (801) 256-6500

Fax: (801) 256-6510

dave.faulkner@cimetrix.com

Media & Analysts Contact:

Stew Chalmers

Positio Public Relations

Phone: (408) 453-2400

Fax: (408) 453-2404

stew@positio.com

FOR IMMEDIATE RELEASE

Cimetrix Announces First Quarter Financial Results

SALT LAKE CITY, UT — May 15, 2008 — Cimetrix, Incorporated (OTC: CMXX), a leading provider of factory automation software and solutions for the global semiconductor and electronics industries, today reported financial results for its first quarter ended March 31, 2008.

Total revenues for the first quarter decreased 13% year-over-year to $1,355,000 from $1,556,000.  The revenue mix included $989,000 in software sales and $366,000 in professional services.  Total software revenues increased 11% year-over-year, as the Company obtained two important design wins for its connectivity software products.  Services revenues, however, decreased 45% as many customers delayed spending plans on new projects until market conditions improve.

The Company reported a net loss of $379,000, or $0.01 per basic and diluted share, in the first quarter, compared to a net loss of $232,000, or $0.01 per basic and diluted share in the first quarter of 2007.

“We had a number of budgeted projects with repeat customers scheduled to start during the first quarter that were ‘pushed out’ due to industry and economic conditions.  As a result of the predicted softness in capital expenditures in the semiconductor industry for the remainder of the year, we have taken steps to bring our cost structure in-line with anticipated lower quarterly revenues, which are more fully described in our quarterly SEC filing.  In addition, we continue to look at other cost saving measures as we ride out the industry downturn,” said Bob Reback, president and CEO.  “We were very pleased to earn two important new customers during the quarter, which contributed to a year-over-year increase in software revenues.”

Highlights

•                  Two Major Design Wins.  Cimetrix was selected as a key supplier by two US based semiconductor equipment suppliers, which will each use certain connectivity products as well as focused professional services to assist in their product usage.

•                  Successful delivery of Data Management solution.  Cimetrix’s Data Management System Framework was deployed into production at a semiconductor integrated device manufacturer. This first deployment instance should serve as a valuable reference customer for new business opportunities involving Integrated Yield Management Systems.

About Cimetrix Incorporated

Cimetrix designs, develops, markets, and supports factory automation software for the global semiconductor and electronics industries. Cimetrix’s connectivity software allows equipment manufacturers to quickly implement the SECS/GEM standards, with over 10,000 connections shipped worldwide. It also provides solutions to meet the 300mm SEMI communications standards, with OEM customer installations in all major 300mm fabs, and products designed for the new Interface A standards. Cimetrix’s PC-based motion control software is used by leading equipment manufacturers for demanding robotic applications. Cimetrix provides total solutions for its customers with engineering services and passionate technical support. Major products include CIMConnect™, CIM300™, CIMPortal and CODE™ (Cimetrix Open Development Environment). For more information, please visit www.cimetrix.com.

Safe Harbor Statement:

The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company’s senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to reductions or delays in capital expenditures by semiconductor chip manufacturers, the economic climate in the markets in which the Company’s products are sold, the ability of the Company to control its costs associated with providing products and services, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company’s most recent filing on Form 10-K, which further detail such risk factors.

CIMETRIX INCORPORATED AND SUBSIDIARIES

Consolidated Condensed Statements of Operations

(Unaudited)

	Three Months Ended
	March 31,
	2008	2007
Revenues:
New software licenses	$691,000	$606,000
Software license updates and product support	298,000	284,000
Total software revenues	989,000	890,000
Professional services	366,000	666,000

Total revenues	1,355,000	1,556,000

Operating costs and expenses:
Cost of revenues	620,000	680,000
Sales and marketing	314,000	290,000
Research and development	252,000	257,000
General and administrative	475,000	434,000
Depreciation and amortization	54,000	113,000

Total operating costs and expenses	1,715,000	1,774,000

Income (loss) from operations	(360,000)	(218,000)

Other income (expense):
Interest income	1,000	4,000
Interest expense	(20,000)	(18,000)
Gain on extinguishment of debt	—	—
Other income (expense)	—	—

Total other expense, net	(19,000)	(14,000)

Income (loss) before income taxes	(379,000)	(232,000)

Provision for income taxes	—	—

Net income (loss)	$(379,000)	$(232,000)

Income (loss) per common share:
Basic	$(0.01)	$(0.01)
Diluted	$(0.01)	$(0.01)

Weighted average number of shares outstanding:
Basic	31,927,000	31,927,000
Diluted	31,927,000	31,927,000

CIMETRIX INCORPORATED AND SUBSIDIARIES

Consolidated Condensed Balance Sheets

	March 31,	December 31,
	2008	2007
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$280,000	$339,000
Accounts receivable, net	972,000	1,035,000
Inventories	8,000	8,000
Prepaid expenses and other current assets	53,000	52,000
Total current assets	1,313,000	1,434,000

Property and equipment, net	142,000	165,000
Intangible assets, net	255,000	284,000
Goodwill	64,000	64,000
Other assets	29,000	29,000

	$1,803,000	$1,976,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$290,000	$438,000
Accrued expenses	464,000	602,000
Deferred revenue	343,000	328,000
Notes payable - related parties, net	163,000	163,000
Notes payable and current portion of long-term liabilities, net	969,000	543,000
Total current liabilities	2,229,000	2,074,000

Long-term liabilities:
Notes payable, net	36,000	38,000
Total long-term liabilities	36,000	38,000

Total liabilities	2,265,000	2,112,000

Commitments and contingencies

Stockholders’ equity:
Common stock; $.0001 par value, 100,000,000 shares authorized, 31,952,432 shares issued	3,000	3,000
Additional paid-in capital	32,057,000	32,004,000
Treasury stock, at cost	(49,000)	(49,000)
Accumulated deficit	(32,473,000)	(32,094,000)

Total Stockholders’ Deficit	(462,000)	(136,000)

	$1,803,000	$1,976,000